Exhibit 23.4
February 23, 2006
Cooper Industries, Ltd.
600 Travis, Suite 5800
Houston, Texas 77002-1001
Ladies and Gentlemen:
We hereby consent to the incorporation by reference in the Registration Statement pertaining to the offer by Cooper US, Inc. of $325 million aggregate principal amount of 5.25% Senior Notes due 2012 to the reference to an analysis, which our firm assisted with, concerning the contingent liability exposure for certain asbestos-related claims, under “Item 3. Legal Proceedings” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies” included in the Annual Report on Form 10-K for Cooper Industries, Ltd. for the year ended December 31, 2005, and in “Note 16: Charge Related to Discontinued Operations” to its consolidated financial statements for the year ended December 31, 2005.
Sincerely,
/s/ Charles E. Bates
Charles E. Bates, Ph.D.
President and Senior Partner
Bates White, LLC